UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NEW RITE AID, LLC

(Name of Issuer)

Class A Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Joshua Peck

c/o Sixth Street Partners, LLC

2100 McKinney Avenue

Suite 1500

Dallas, TX 75201

469-621-3001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

1	NAME OF REPORTING PERSON SIXTH STREET PARTNERS MANAGEMENT COMPANY, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 165,112
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 165,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

CUSIP No. N/A

SCHEDULE 13D

1	NAME OF REPORTING PERSON ALAN WAXMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 165,112
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 165,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (1)
14	TYPE OF REPORTING PERSON IN, HC

(1)	Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

CUSIP No. N/A

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited liability company interests (the “Class A Units”), of New Rite Aid, LLC, a Delaware limited liability company (as successor to Rite Aid Corporation). References to the “Issuer” contained herein refer to Rite Aid Corporation prior the Effective Date (as defined herein) and New Rite Aid, LLC as of and following the Effective Date. The principal executive office of the Issuer is located at 1200 Intrepid Avenue, 2nd Floor, Philadelphia, Pennsylvania 19112. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a), (f) This Schedule 13D is filed jointly by Sixth Street Partners Management Company, L.P., a Delaware limited partnership (“Management Company”), and Alan Waxman, a United States citizen (“Mr. Waxman” and, together with Management Company, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

(b) The principal business address of Management Company is c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas 75201. The principal business address of Mr. Waxman is c/o Sixth Street Partners, LLC, 1 Letterman Drive, Building B, Suite B6-100, San Francisco, CA 94129.

(c) The principal business of Management Company is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies. The present principal occupation of Mr. Waxman is officer, director and/or manager of other affiliated entities.

Management Company ultimately indirectly controls (i) Sixth Street TAO GenPar, L.P., a Delaware limited partnership, which is the manager of TAO Finance 3-A, LLC, a Delaware limited liability company (“TAO Finance”), which directly holds 82,967 Class A Units; (ii) Sixth Street Fundamental Strategies GenPar, L.P., a Delaware limited partnership, which is the manager of Conifer Finance 3, LLC, a Delaware limited liability company (“Conifer Finance”), which directly holds 67,335 Class A Units; and (iii) Sixth Street Opportunities GenPar V, L.P., a Delaware limited partnership, which is the manager of Cypress V Finance 3, LLC (“Cypress Finance”), a Delaware limited liability company, which directly holds 14,810 Class A Units.

Because of Management Company’s relationship with TAO Finance, Conifer Finance and Cypress Finance, Management Company may be deemed to beneficially own the Class A Units. Management Company is managed by its general partner, whose managing member is Mr. Waxman. Each of Management Company and Mr. Waxman disclaims beneficial ownership of the Class A Units.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

The Class A Units reported in this Schedule 13D were acquired by the Reporting Persons in connection with the emergence from bankruptcy proceedings of the Issuer and certain of its affiliates in exchange for cash and claims, as described below.

On August 16, 2024, the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”) entered an order confirming the plan of reorganization (as amended, the “Plan”) of Rite Aid Corporation and certain of its affiliates (the “Debtors”). Pursuant to the Plan, on August 30, 2024 (the “Effective Date”), Rite Aid Corporation, New Rite Aid, LLC, Plan Emergence Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of New Rite Aid, LLC, and certain other parties entered into an agreement and plan of merger (the “Merger Agreement”) pursuant to which Merger Sub merged with and into Rite Aid Corporation with Rite Aid Corporation surviving the merger and ultimately resulting in Rite Aid Corporation being a wholly-owned subsidiary of New Rite Aid, LLC. In connection with the Plan, on the Effective Date, the Issuer issued the Class A Units to the Reporting Persons pursuant to the Plan in exchange for certain claims.

Board of Directors of the Issuer

In connection with the Plan and pursuant to the Amended and Restated Limited Liability Company Agreement of the Issuer, dated as of the Effective Date (the “LLC Agreement”), the Reporting Persons have appointed Joseph Hartsig, a person unaffiliated with the Reporting Persons, to serve as a member of the Board of Directors of the Issuer, effective immediately. Additionally, the Reporting Persons have a right to designate one board observer to attend meetings of the Board of Directors of the Issuer and any committee thereof.

The foregoing description of the LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the LLC Agreement, which is filed hereto as Exhibit 1 and is incorporated by reference herein.

Other Matters

The Class A Units reported herein are held for investment purposes, but the Reporting Persons may review and evaluate strategic alternatives, opportunities to increase value, Issuer operations, governance and control and other matters related to the Issuer, including proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and engage in communications with, among others, one or more shareholders of the Issuer and/or one or more officers or directors of the Issuer with respect to their investment in the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s business and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of the their investment in the Issuer.

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SCHEDULE 13D

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 is subject to change or update from time to time, and there can be no assurances that the Reporting Persons will or will not exercise or take, or cause to be exercised or taken, any of the arrangements or actions described above or actions similar thereto.

The Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) of the Act with any other person and beneficial ownership over any Class A Units beneficially owned by any other person and any other equityholder of the Issuer. Nothing in this Schedule 13D shall be deemed an admission that the Reporting Persons are a member of a “group” with any other person within the meaning of Section 13(d) of the Act.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

(c) The disclosure in Items 4 and 6 is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Class A Units during the past 60 days.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons or any of the other persons identified in Item 2 of this Schedule 13D, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Units reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Registration Rights Agreement

On the Effective Date, the Issuer, certain of the Reporting Persons and certain other beneficial and record holders of the Class A Units entered into (or were deemed to have entered into) a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted certain demand registration rights and piggyback rights to such holders with respect

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SCHEDULE 13D

to the Class A Units, following the consummation of an initial public offering. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed hereto as Exhibit 2 and is incorporated by reference herein.

Other

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 3, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 – Amended and Restated Limited Liability Company Agreement of New Rite Aid, LLC, dated as of August 30, 2024

Exhibit 2 – Registration Rights Agreement, dated as of August 30, 2024

Exhibit 3 – Joint Filing Agreement of the Reporting Persons

Exhibit 4 – Authorization and Designation Letter, dated June 15, 2023, by Alan Waxman

CUSIP No. N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2024

Sixth Street Partners Management Company, L.P.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P.

Alan Waxman

By:	/s/ Joshua Peck(3)
Name: Joshua Peck
Title: Joshua Peck, on behalf of Alan Waxman

(3)	Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated June 15, 2023, filed herewith.